Exhibit 99.4

C O N D E N S E D C O N S O L I D A T E D F I N A N C I A L
S T A T EME N T S (U N A U D I T E D)

TEI Biosciences Inc. and Subsidiary
Quarters Ended March 31, 2015 and 2014

TEI Biosciences Inc. and Subsidiary
Condensed Consolidated Financial Statements (Unaudited)
Quarters Ended March 31, 2015 and 2014

Contents

Condensed Consolidated Financial Statements

TEI Biosciences Inc. and Subsidiary
Condensed Consolidated Balance Sheets

	March 31,	December 31,
	2015	2014
	(Unaudited)	(Audited)
ASSETS	(All amounts in thousands)
Current assets:
Cash and cash equivalents	$18,404	$11,402
Trade accounts receivable, net of allowance for doubtful accounts of $328 in 2015 and $111 in 2014	9,640	9,678
Inventories	6,630	6,469
Prepaid income taxes	1,244	3,415
Prepaid expenses and other current assets	253	262
Deferred income taxes	236	236
Total current assets	36,407	31,462

Property and equipment, net	1,346	1,385
Security deposit	44	44
Deferred tax assets, net	1,136	1,136
Total assets	$38,933	$34,027

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$325	$396
Accrued expenses	1,899	1,631
Dividends payable	11	11
Deferred revenue	433	433
Current portion of deferred license fees	232	—
Total current liabilities	2,900	2,471

Deferred tax liability	40	40
Deferred license fees, net of current portion	1,335	—
Deferred rent	321	318

Commitments and contingencies (Note 9)

Stockholders’ equity:
Common stock; $0.001 par value; 20,000 authorized shares; 7,424 shares issued and outstanding in 2015 and 7,455 shares issued and outstanding in 2014	7	7
Additional paid-in capital	14,180	14,131
Notes receivable - officer	(2,862)	(2,862)
Retained earnings	15,557	13,028
Total stockholders’ equity	26,882	24,304
Non-controlling interest	7,455	6,894
Total Equity	34,337	31,198
Total liabilities and equity	$38,933	$34,027
See accompanying notes.

TEI Biosciences Inc. and Subsidiary
Condensed Consolidated Statements of Income and Comprehensive Income

	Quarter Ended March 31,
	2015	2014
	(Unaudited)
	(All amounts in thousands)
Revenues:
Product sales	$16,634	$15,636
Royalty income	—	56
License fee	58	31
Total revenues	$16,692	$15,723

Cost of goods sold	1,625	1,566
Gross profit	15,067	14,157

Operating expenses:
Research and development	827	623
General and administrative	2,039	2,441
Sales and marketing	6,497	6,022
Total operating expenses	9,363	9,086

Operating income	5,704	5,071

Other income and expense:
Interest income	32	18
interest expense	—	(2)
	32	16

Income before income tax expense	5,736	5,087
Income tax expense	2,136	1,913
Net income	$3,600	$3,174
Net income attributable to non-controlling interest	$622	$962
Net income attributable to controlling interest	$2,978	$2,212

Other comprehensive income:
Net income	$3,600	$3,174
Comprehensive income	$3,600	$3,174

See accompanying notes.

TEI Bioscienes Inc. and Subsidiary
Consolidated Statements of Cash Flows

	Quarter Ended March 31,
	2015	2014
	(Unaudited)
OPERATING ACTIVITIES:	(All amounts in thousands)
Net income	$3,600	$3,174
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	65	58
Stock-based compensation expense for equity awards	41	66
Excess tax benefit and deductions from stock-based compensation	(8)	(78)
Provision for doubtful accounts	217	102
Deferred rent	3	6
Changes in operating assets and liabilities:
Trade Accounts receivable	(350)	(1,481)
Prepaid income taxes	2,179	1,563
Inventories	(161)	(261)
Prepaid expenses and other current assets	9	30
Accounts payable	101	(14)
Accrued expenses	267	(122)
Deferred license fees	1,567	(31)
Net cash provided by operating activities	7,530	3,012
INVESTING ACTIVITIES:
Purchases of property and equipment	(26)	(177)
Net cash used in investing activities	(26)	(177)
FINANCING ACTIVITIES:
Payment of dividends	—	(5,839)
Repurchase and retirement of shares	(528)	—
Proceeds received from exercise of stock options	18	142
Excess tax benefit and deductions from stock-based compensation	8	78
Net cash used in financing activities	(502)	(5,619)

Net (decrease) increase in cash and cash equivalents	7,002	(2,784)
Cash and cash equivalents at beginning of year	11,402	22,669
Cash and cash equivalents at end of period	$18,404	$19,885

See accompanying notes.

TEI Biosciences Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
March 31, 2015
(Unaudited)
(All amounts in thousands)

1. Operations
TEI Biosciences Inc. (the Company) is a biomedical company developing, manufacturing, marketing, and selling biologic devices for the repair, reinforcement, or reconstruction of human tissues that have failed due to aging, injury or disease. TEI Medical Inc. (TEI Medical) is a biomedical company developing, marketing, and selling biologic devices for the repair, reinforcement, or reconstruction of human tissues that have failed due to aging, injury or disease.
The Company has developed a family of collagen-based soft tissue repair products that have been cleared by the United States Food and Drug Administration for use in a broad spectrum of tissue repair applications. The Company’s principal sales and marketing partners include Medtronic Neurosurgery for Durepair® and Boston Scientific for Xenform®. The Company also sells SurgiMend® in the U.S. through its sales force and in certain foreign countries through a network of independent agents. TEI Medical’s principal sales and marketing partners include Stryker Orthopaedics (Stryker) for TissueMend®. TEI Medical also sells PriMatrix® in the U.S. through its sales force and in certain foreign countries through a network of independent agents.
2. Summary of Significant Accounting Policies
Principles of Consolidation and Variable-Interest Entity (VIE)
The consolidated financial statements include the accounts of TEI Biosciences Inc. and its 100% wholly owned subsidiary, TEI Biosciences (UK) Limited and include the accounts of TEI Medical which was determined to be a VIE to which the Company is the primary beneficiary. All significant intercompany accounts and transactions between the Company, TEI Biosciences (UK) Limited, and TEI Medical have been eliminated in consolidation.

TEI Biosciences Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements (continued)
March 31, 2015
(Unaudited)
(All amounts in thousands)

2. Summary of Significant Accounting Policies (continued)
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents consist of money market funds totaling $12,219 and $3,545 at March 31, 2015 and December 31, 2014, respectively.
Investments with maturities in excess of three months but less than one year are either classified as held-to-maturity securities or available for sale. Management determines the appropriate classification of debt securities at the time of purchase, and reevaluates such designation as of each balance sheet date. Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity computed under the effective-interest method. Such amortization is included in interest income. Interest on securities classified as held to maturity is included in interest income.
Trade Accounts Receivable and Allowance for Doubtful Accounts
The Company carries its receivables at invoiced amounts less an allowance for doubtful accounts. The Company provides for an allowance for doubtful accounts based on management’s periodic review for recoverability of accounts receivable of its customers, as well as history of past write-offs, collections and current credit conditions.
The Company’s policy is not to accrue interest on past-due trade receivables.

TEI Biosciences Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements (continued)
March 31, 2015
(Unaudited)
(All amounts in thousands)

2. Summary of Significant Accounting Policies (continued)
Inventories
Inventories are stated at the lower of cost or market value, with cost being determined on a first-in, first-out basis. Inventories consist of raw materials, work in process, and finished goods. Raw material includes unprocessed raw animal skins on hand, chemicals used for processing raw animal skins, and miscellaneous purchased components. Work in process includes: (a) processed animal skins before and after lyophilization, but before cutting; (b) lyophilized material cut and ready for sterilization; and (c) sterilized material, but before final packaging. Finished goods represent packaged product available to be shipped to fulfill customer orders. At each balance sheet date, the Company assesses the need to record a provision for excess and obsolete inventory based on the evaluation of inventories for excess quantities, obsolescence or shelf-life expiration. This evaluation includes analyses of historical sales levels by product, projections of future demand, new product launches, the risk of technological or competitive obsolescence for products, general market conditions, and a review of the shelf-life expiration dates for products, as well as the feasibility of reworking or using excess or obsolete products or components in the production or assembly of other products that are not obsolete, or for which there are not excess quantities in inventory. Any such provisions are recorded as cost of sales.
Property and Equipment
Property and equipment are recorded at cost and depreciated over the estimated useful life of the asset using the straight-line method. Details of the components of property and equipment are as follows:

	March 31, 2015	December 31, 2014

Leasehold improvements	$2,165	$2,165
Furniture and laboratory equipment	2,822	2,802
Computer and office equipment	831	825
Motor vehicles	20	20
Equipment under lease obligations	93	93
	5,931	5,905
Less: accumulated depreciation and amortization	(4,585)	(4,520)
	$1,346	$1,385

TEI Biosciences Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements (continued)
March 31, 2015
(Unaudited)
(All amounts in thousands)

2. Summary of Significant Accounting Policies (continued)
Property and Equipment (continued)
The estimated useful life of various assets is as follows:

Asset Classification	Estimated Useful Life

Leasehold improvements	Shorter of remaining life of lease or useful life
Furniture and laboratory equipment	7 years
Computer and office equipment	4 years
Motor vehicles	4 years

Repairs and maintenance costs are charged to expense as incurred.
Revenue Recognition
License fees, where the Company has an ongoing involvement or performance obligation, are generally recorded as deferred revenue in the consolidated balance sheet and amortized into license fee revenue in the consolidated income statement over the term of the performance obligation. The Company also recognizes revenues from royalties, which are recognized as earned on an accrual basis.
The Company recognizes revenue from product sales to its marketing partners and sales directly to end customers upon shipment, provided that there is evidence of a final arrangement, passage of title and risk of loss, there are no uncertainties surrounding acceptance, collectability is probable, and the price is fixed or determinable. The Company recognizes revenue from product sales through its sales force and independent agents upon delivery to the end customer provided that there is evidence of a final arrangement, passage of title and risk of loss, there are no uncertainties surrounding acceptance, collectability is probable, and the price is fixed or determinable. Amounts billed to customers for shipping and handling is included in revenue at the time the related product revenue is recognized. Shipping and handling costs included in sales and marketing expenses amounted to $70 and $78 for the quarters ended March 31, 2015 and 2014.

TEI Biosciences Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements (continued)
March 31, 2015
(Unaudited)
(All amounts in thousands)

2. Summary of Significant Accounting Policies (continued)
Concentrations of Credit Risk and Significant Customers
The Company has no financial instruments with off-balance sheet risk. The Company invests its cash and cash equivalents in financial institutions that federally insure up to $250 of deposits. At March 31, 2015, such amounts were in excess of FDIC limits by approximately $18,218.
Foreign Currency Translation and Transactions
The financial statements of the Company’s United Kingdom subsidiary, TEI Biosciences (UK) Limited, are measured using the Great Britain Pound (GBP) as the functional currency. Assets and liabilities of this subsidiary are translated at the rate of exchange in effect at the balance sheet date. Income and expense items are translated at the average daily rate of exchange during the reporting period. Resulting gains or losses are recognized as a component of other comprehensive income (loss), but have not been material to date.
Transactions denominated in currencies other than the local currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses, which are reflected in income as unrealized (based on period-end translations) or realized upon settlement of the transaction. Transaction gains or losses were not material for the quarters ended March 31, 2015 and 2014.

TEI Biosciences Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements (continued)
March 31, 2015
(Unaudited)
(All amounts in thousands)

2. Summary of Significant Accounting Polices (continued)
Fair Value of Financial Instruments
Accounting Standards Codification (ASC) 820 Fair Value Measurements and Disclosures establishes the following fair value hierarchy for the use of observable inputs and unobservable inputs in valuing assets and liabilities:
Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2: Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.
Level 3: Unobservable inputs based on the Company’s assessment of the assumptions that market participants would use in pricing the asset or liability.
The Company’s investment strategy is focused on capital preservation. The Company invests in instruments that meet credit quality standards as outlined in the Company’s investment policy guidelines. These guidelines also limit the amount of credit exposure to any one issue or type of instrument. Currently, the company’s investments are limited to money market accounts.
As of March 31, 2015 and December 31, 2014, all of the Company’s financial assets that were subject to fair value measurements were valued using observable inputs, and the Company had no financial liabilities that were subject to fair value measurement. The Company’s financial assets, valued based on Level 2 inputs, consisted of money market instruments:

TEI Biosciences Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements (continued)
March 31, 2015
(Unaudited)
(All amounts in thousands)

2. Summary of Significant Accounting Polices (continued)
Fair Value of Financial Instruments (continued)

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	March 31, 2015	(Level 1)	(Level 2)	(Level 3)

Money market	$12,219	$—	$12,219	$—
	$12,219	$—	$12,219	$—

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	December 31, 2014	(Level 1)	(Level 2)	(Level 3)

Money market	$3,545	$—	$3,545	$—
	$3,545	$—	$3,545	$—

TEI Biosciences Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements (continued)
March 31, 2015
(Unaudited)
(All amounts in thousands)

2. Summary of Significant Accounting Policies (continued)
Research and Development Expenses
The Company expenses research and development costs as incurred.
Research and development costs primarily comprise salaries and fringe benefits, professional fees (excluding legal expenses), pre-clinical studies, testing costs, supplies and facilities costs.
Impairment of Long-Lived Assets
The Company reviews its long-lived assets, which represent property, plant and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company does not believe that any events have occurred that would indicate that its long-lived assets were impaired at March 31, 2015.
Income Taxes
The Company provides for federal and state income taxes whereby a deferred tax asset or liability is measured at the enacted tax rates that would be in effect when any differences between the financial statement and tax bases of assets and liabilities are expected to reverse.
Significant deferred tax assets of the Company consists of depreciation and amortization, share-based compensation, license fee revenue and inventory reserves.
The Company’s effective income tax rates for the quarters ended March 31, 2015 and 2014 were 37.2% and 37.6%, respectively.
Comprehensive Income
Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The foreign currency gain was immaterial for the quarters ended March 31, 2015 and 2014.

TEI Biosciences Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements (continued)
March 31, 2015
(Unaudited)
(All amounts in thousands)

2. Summary of Significant Accounting Policies (continued)
Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers ASU 2014-09 affects all entities - public, private, and not-for-profit-that have contracts with customers, except for certain items, which include leases, insurance contracts; most financial instruments, and guarantees (other than product or service warranties). The new revenue recognition standard eliminates the transaction- and industry-specific revenue recognition guidance under current U.S. GAAP and replaces it with a principle-based approach for determining revenue recognition. All nonpublic entities are required to apply the revenue recognition standard for annual reporting periods beginning on or after December 15, 2017, and interim reporting periods within annual reporting periods beginning after December 15, 2018. Nonpublic entities may elect to apply the requirements of the revenue standard earlier as of the following dates: (a) An annual reporting period beginning after December 15, 2016, including interim reporting periods within that reporting period (public entity effective date); (b) an annual reporting period beginning after December 15, 2016, and interim reporting periods within annual reporting periods beginning after December 15, 2017; and (c) an annual reporting period beginning after December 15, 2017, including interim reporting periods within that reporting period. The implementation of ASU 2014-09 has not been fully evaluated as to the effect on the Company's consolidated financial statements.

On April 1, 2015 the Financial Accounting Standards Board (FASB) voted to delay implementation for a year for both public and private companies under Revenue From Contracts With Customers (Topic 606): Deferral of the Effective Date. As a result, public entities filing under U.S. GAAP will apply the new standard to annual reporting periods beginning after December 15, 2017, and nonpublic entities will apply it to annual reporting periods beginning after December 15, 2018.

TEI Biosciences Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements (continued)
March 31, 2015
(Unaudited)
(All amounts in thousands)

3. Inventories
Inventories consisted of the following:

	March 31, 2015	December 31, 2014

Raw material	$1,349	$1,254
Work in process	2,777	2,781
Finished goods	2,504	2,434
	$6,630	$6,469
4. Deferred Compensation
The Company’s founder had agreed, through July 1999, to defer the payment of part of his annual compensation. In 2001, he agreed to accept a contingent future issuance of 441 shares of the Company’s common stock in lieu of a deferred compensation obligation of $1,764, contingent on: (a) the sale of the Company to a third party or (b) the first public offering of shares of common stock in which he would be able to participate and sell a sufficient number of shares of common stock to satisfy any federal or state tax obligation arising as the result of the Company’s payment of the deferred compensation obligation.
5. Common Stock Repurchase Transactions and Dividends
In 2015, the Company and TEI Medical repurchased approximately 39.7 shares of common stock for approximately $528. The Company also retired these repurchased shares in 2015.
In 2014 the Board of Directors declared a cash dividend of $2.67 per share, subject to any required tax withholding. The total amount of the dividend the Company declared to its shareholders was $19,972 and was paid in March and April of 2014.

TEI Biosciences Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements (continued)
March 31, 2015
(Unaudited)
(All amounts in thousands)

6. Notes Receivable - Officer
An officer of the Company has three notes outstanding in the amount of $4,031, with interest rates ranging from 1.15% to 2.25%. All three notes mature on April 21, 2021 and are collateralized by shares of the Company’s common stock owned by the officer.
The Company has presented these notes receivable as a reduction of stockholders’ equity, except for the note for the exercise of stock options and corresponding potential liability ($1,169) which has been excluded from the accompanying consolidated balance sheets as the substance of the transaction is a fully vested stock option.
7. Stock-Based Compensation
As of March 31, 2015, the Company had stock options outstanding from the Company’s 2006 Equity Incentive Plan (the 2006 Plan). Stock options issued under the Plan become exercisable over specified periods, generally within four years from the date of grant for employees and one year for board of directors and generally expire ten years from the grant date.
As of March 31, 2015, there was approximately $89 of total unrecognized compensation costs related to unvested stock options. These costs are expected to be recognized over a weighted- average period of approximately one year. There were 6 stock options granted during the three months ended March 31, 2015.
8. Employee Benefit Plan
The Company has a savings plan for its employees that is designed to be qualified under Section 401(k) of the IRC. Eligible employees are permitted to contribute to the 401(k) plan through payroll deductions within statutory and plan limits. The participants can select from a variety of investment options. The Company currently matches the lesser of $0.40 for each dollar contributed by the participating employee up to 5% of the employee contributions, or 2% of the eligible compensation of each participating employee. Employees received matching contributions of $75 and $67 for the quarters ended March 31, 2015 and 2014.

TEI Biosciences Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements (continued)
March 31, 2015
(Unaudited)
(All amounts in thousands)

9. Commitments and Contingencies
The Company entered into a sublease on December 5, 2012, for its corporate office facilities, which expires on March 30, 2018. The Company, as part of this sublease, also paid a $44 security deposit.
The Company’s manufacturing facilities lease expires on December 31, 2017, with a five-year extension at the Company’s option.
Rent expense was $184 for the quarters ended March 31, 2015 and 2014. Future minimum lease payments associated with the leases above are as follows:

Commitment

Year:
2015	$545
2016	891
2017	891
2018	68
10. Subsequent Events
The Company evaluated subsequent events occurring after the consolidated balance sheet date and up to the time the consolidated financial statements were prepared, July 15, 2015, and noted no subsequent events, except:
The Company entered into an amendment of its manufacturing facilities lease on May 1, 2015, to lease an additional 4 square feet of space through December 31, 2017.
On June 26, 2015, the Company and TEI Medical signed two separate merger agreements with Integra LifeSciences Corporation (Integra) whereby Integra will acquire all the shares of the Company and TEI Medical as stated in the Agreement and Plan of Merger documents.